Exhibit 99.12

Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with the amended and restated Schedule I and Schedule II attached to this Amendment.

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

The following sets forth the name and present principal occupation of each executive officer and director of Wells Fargo & Company. The business address of each of the executive officers and directors of Wells Fargo & Company is 420 Montgomery Street, San Francisco, CA 94104.

Name	Position with Wells Fargo & Company	Principal Occupation
Charles W. Scharf	Chief Executive Officer and President; Director	Chief Executive Officer of Wells Fargo & Company and Director
Muneera S. Carr	Executive Vice President, Chief Accounting Officer, and Controller	Chief Accounting Officer and Controller of Wells Fargo & Company
Bridget E. Engle	Senior Executive Vice President, Head of Technology	Head of Technology of Wells Fargo & Company
Kristy W. Fercho	Senior Executive Vice President, Head of Diverse Segments, Representation & Inclusion	Head of Diverse Segments, Representation & Inclusion of Wells Fargo & Company
Derek A. Flowers	Senior Executive Vice President and Chief Risk Officer	Chief Risk Officer of Wells Fargo & Company
Kyle G. Hranicky	Senior Executive Vice President, CEO of Commercial Banking	CEO of Commercial Banking of Wells Fargo & Company
Bei Ling	Senior Executive Vice President, Head of Human Resources	Head of Human Resources for Wells Fargo & Company
Ellen R. Patterson	Senior Executive Vice President and General Counsel	General Counsel of Wells Fargo & Company
Scott E. Powell	Senior Executive Vice President and Chief Operating Officer	Chief Operating Officer of Wells Fargo & Company
Fernando S Rivas	Senior Executive Vice President and CEO of Corporate & Investment Banking	CEO of Corporate & Investment Banking for Wells Fargo & Company

Jason M. Rosenberg	Senior Executive Vice President and Head of Public Affairs	Head of Public Affairs of Wells Fargo & Company
Michael P. Santomassimo	Senior Executive Vice President and Chief Financial Officer	Chief Financial Officer of Wells Fargo & Company
Kleber R. Santos	Senior Executive Vice President, CEO of Consumer Lending	CEO of Consumer Lending of Wells Fargo & Company
Barry Sommers	Senior Executive Vice President, CEO of Wealth & Investment Management	CEO of Wealth & Investment Management of Wells Fargo & Company
Saul Van Beurden	Senior Executive Vice President, CEO of Consumer, Small & Business Banking	CEO of Consumer, Small & Business Banking of Wells Fargo & Company
Ather Williams III	Senior Executive Vice President and Head of Strategy, Digital Platform, and Innovation	Head of Strategy, Digital Platform, and Innovation of Wells Fargo & Company
Steven D. Black	Director	Retired Co-CEO, Bregal Investments, Inc.
Mark A. Chancy	Director	Retired Vice Chair and Co-Chief Operating Officer, SunTrust Banks, Inc.
Celeste A. Clark	Director	Principal, Abraham Clark Consulting, LLC, and Retired Senior Vice President, Global Public Policy and External Relations and Chief Sustainability Officer, Kellogg Company
Theodore F. Craver, Jr.	Director	Retired Chair, President and CEO, Edison International
Richard K. Davis	Director	Retired President and CEO, Make-A-Wish America
Wayne M. Hewett	Director	Senior Advisor of Permira and Chair of Cambrex Corporation
CeCelia "CeCe" G. Morken	Director	Retired CEO and President, Headspace Inc.
Maria R. Morris	Director	Retired Executive Vice President and Head of Global Employee Benefits business, MetLife, Inc.
Felicia F. Norwood	Director	Executive Vice President & President, Government

		Business Division, Elevance Health, Inc.
Fabian Garcia	Director	Global President, Personal Care, Unilever PLC
Ronald L. Sargent	Director	Retired Chair and CEO, Staples, Inc.
Suzanne M. Vautrinot	Director	President of Kilovolt Consulting Inc. and Major General and Commander, United States Air Force (retired)

The following sets forth the name and present principal occupation of each executive officer and director of Wells Fargo Municipal Capital Strategies, LLC. The business address of each of the executive officers and directors of Wells Fargo Municipal Capital Strategies, LLC is 30 Hudson Yards, New York, NY 10001.

Name	Position with Wells Fargo Municipal Capital Strategies, LLC	Principal Occupation
Mark C. Burns	President	Managing Director and Co-Head of Public Finance Investment Banking, Wells Fargo Bank, N.A.
Elena Gallo	Board of Manager	Managing Director and Division Executive - MMB SI, Wells Fargo Bank, N.A.
Angela D. Hale	Treasurer	Executive Director and Financial Accounting Senior Manager, Wells Fargo Bank, N.A.
Peter Cannava	Board of Managers	Managing Director and Head of Multi-Family Capital – CRE / Wholesale, Wells Fargo Bank, N.A.
Bruce Mattaway	Board of Managers	Executive Director and Lead Credit Risk & Approval Officer – Independent Risk Management, Wells Fargo Bank, N.A.
Karl Pfeil	Board of Managers	Managing Director and Market Executive – Business Client Management, Wells Fargo Bank, N.A.
Charles Peck	Board of Managers	Managing Director and Head of Municipal Products Group – General Management, Wells Fargo Bank, N.A.
James Perry	Board of Managers and Senior Vice President	Managing Director and Head of Southern Region, Head of Infra Project Finance – Business Client Management, Wells Fargo Bank, N.A.

SCHEDULE II

LITIGATION SCHEDULE

FINRA/EXCHANGE REPORTING SETTLEMENTS From time-to-time Wells Fargo broker-dealers resolve technical trade reporting issues relating to timing and other data elements with the Financial Industry Regulatory Authority ("FINRA") and exchanges involving small numbers of trades processed by the firms. Resolutions of this type during the relevant period typically included fines of less than $100,000 each.

FINRA SETTLEMENT On January 29, 2020, FINRA announced a settlement with Wells Fargo Clearing Services, LLC ("WFCS") concerning allegations that WFCS violated NASD Rule 3010(a) (for conduct prior to December 1, 2014) and FINRA Rule 3110(a) (for conduct on or after December 1, 2014) by failing to reasonably supervise a former registered representative who excessively traded equity positions in three accounts belonging to an elderly customer during the period from March 2012 to March 2016. Without admitting or denying the findings, Wells Fargo accepted a censure and agreed to pay a fine of $175,000.

SALES PRACTICES SETTLEMENTS On February 21, 2020, Wells Fargo & Company ("WFC") entered into settlement agreements with the SEC and the DOJ to resolve those agencies' investigations into WFC's historical Community Bank sales practices and related disclosures. With respect to the SEC, WFC consented to the entry into of a cease and desist order, which found that WFC violated Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, and agreed to pay a civil penalty of $500 million. With respect to the DOJ, WFC entered into a deferred prosecution agreement with the United States Attorney's Offices for the Central District of California and the Western District of North Carolina and a settlement agreement with the Civil Division of the DOJ and the United States Attorney's Office for the Central District of California related to the sales practices conduct and agreed to pay a monetary penalty of $2.5 billion. WFC accepted and acknowledged responsibility for facts and conduct described in the deferred prosecution agreement, and no charges will be filed against WFC provided that WFC abides by all the terms of the agreement.

SEC SETTLEMENT On February 27, 2020, the SEC announced that Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network (collectively "Wells Fargo") agreed to settle allegations that, in connection with Wells Fargo's recommendation that many retail investment advisory clients and brokerage customers buy and hold single-inverse exchange-traded funds ("ETFs") without having adequate compliance policies and procedures and without providing financial advisors proper training and supervision of single-inverse ETFs, it willfully violated Section 206(4) of the Investment Advisers Act of 1940 and Rule 206(4)-7 thereunder, failed reasonably to fulfill its supervisory responsibilities within the meaning of Section 203(e)(6) of the Advisers Act and failed reasonably to fulfill its supervisory responsibilities within the meaning of Section 15(b)(4)(E) of the Securities Exchange Act of 1934. Without admitting or denying the SEC's findings, Wells Fargo agreed to consent to: (a) cease and desist from committing or causing any violations and any future violations of Section 206(4) of the Advisers Act and Rule 206(4)-7 thereunder, (b) be censured, and (c) pay a civil monetary penalty in the amount of $35,000,000. The penalty amount was paid into escrow for disbursement to certain Wells Fargo clients who sustained investment losses in single-inverse ETFs.

S**TATE OF MARYLAND SETTLEMENT** On June 15, 2020, Wells Fargo & Company entered into a Consent Order with the Attorney General of the State of Maryland, pursuant to which it agreed to pay $20 million in remediation to resolve claims relating to certain prior residential mortgage-backed securities activities from 2005 to 2009.

FINRA SETTLEMENT On August 28, 2020, FINRA announced a settlement with Wells Fargo Clearing Services, LLC ("WFCS") concerning allegations that WFCS failed to reasonably supervise the activities of two former financial advisors in violation of FINRA rules between November 2012 and October 2015. Without admitting or denying the findings, WFCS Fargo accepted a censure and agreed to pay a fine of $350,000 and restitution to three clients totaling $201,498.

FINRA SETTLEMENT On September 1, 2020, FINRA announced a settlement with Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC (collectively "Wells Fargo") concerning allegations that Wells Fargo failed to establish and maintain a supervisory system and failed to enforce written supervisory procedures that were reasonably designed to achieve compliance with FINRA's suitability rule as it pertained to switches from variable annuities to investment company products during

the period January 2011 to August 2016. Without admitting or denying the findings, Wells Fargo accepted a censure and agreed to pay fines totaling $675,000 and restitution to clients totaling $1,445,167.50.

FINRA SETTLEMENT On November 4, 2020, FINRA announced a settlement with First Clearing LLC, n/k/a Wells Fargo Clearing Services, LLC ("Wells Fargo") concerning allegations that Wells Fargo distributed 6,851 account statements to customers containing valuation information for one or more Direct Participation Programs or Real Estate Investment Trusts that did not comply with NASD Rule 2340(c) during the period April 2016 through October 2016. Without admitting or denying the findings, Wells Fargo accepted a censure and agreed to pay a fine of $300,000.

FINRA SETTLEMENT On November 25, 2020, FINRA announced a settlement with Wells Fargo Clearing Services, LLC ("WFCS") concerning allegations that WFCS (i) failed to make accurate order memoranda in violation of Rule 17a-3(a)(6) of the Securities Exchange Act of 1934 and FINRA Rules 4511 and 2010, and (ii) transmitted inaccurate reports to the Order Audit Trail System in violation of FINRA Rules 7450 and 2010 during the period October 1, 2016 to June 12, 2018. Without admitting or denying the findings, WFCS accepted a censure and agreed to pay a fine of $75,000.

FINRA SETTLEMENT On December 6, 2021, FINRA announced a settlement with Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC ("Wells Fargo") concerning allegations that Wells Fargo failed to store records related to its Customer Identification Program ("CIP") in the required Write Once, Read Many ("WORM") format. The findings also stated that when the issue was initially discovered it was not escalated to the appropriate group to determine if it need to be reported to FINRA nor was it remediated at that time. The issue has since been remediated and CIP records are now being stored on a WORM-compliant platform. Without admitting or denying the findings, Wells Fargo accepted a censure and agreed to pay a fine of $2,250,000.

FINRA SETTLEMENT On December 20, 2021, FINRA announced a settlement with Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC ("Wells Fargo") concerning allegations that Wells Fargo failed to establish and maintain a supervisory system reasonably designed to supervise representatives' 529 plan share-class recommendations in violation of MSRB Rule G-27 during the period January 1, 2011, and December 4, 2016. Without admitting or denying the findings, Wells Fargo accepted a censure and agreed to pay restitution of $3,367,929 plus interest.

FINRA SETTLEMENT On December 13, 2021, FINRA announced a settlement with Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC ("Wells Fargo") concerning gations of unsuitable recommendations and supervisory failures in relation to unit investment trusts in violation of FINRA and NASD rules for the period July 2013 to June 2018. Without admitting or denying the findings, Wells Fargo accepted a censure and agreed to pay a $650,000 fine and restitution to certain clients totaling $2,458,762.33 plus interest.

SEC SETTLEMENT On May 20, 2022, the SEC announced that Wells Fargo Clearing Services, LLC agreed to a settlement of allegations that, in connection with the firm's failure to timely file certain SARS between April 2017 and October 2021, it willfully violated Section 17(A) of the Exchange Act and Rule 17A-8 thereunder. Without admitting or denying the findings contained in the order, with the exception of the SEC's jurisdiction over it and the subject matter of the proceedings, the firm consented to: (a) cease and desist from committing or causing any violations and any future violations of Section 17(A) of the Exchange Act and Rule 17A-8 promulgated thereunder, (b) be censured, and (c) pay a civil monetary penalty in the amount of $7,000,000. The firm paid the civil monetary penalty on or about June 2, 2022.

SEC SETTLEMENT In August 2023, Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC (collectively, the "Firm") agreed to a settlement with the SEC regarding allegations that the Firm and its predecessor firms overcharged approximately 10,945 accounts of advisory clients opened through 2014 more than $26.8 million in advisory fees from at least 2002 through December 2022 and failed to adopt and implement written compliance policies and procedures reasonably designed to prevent the overbilling in willful violation of Sections 206(2) and 206(4) of the Investment Advisers Act of 1940 and Rule 206(4)-7 thereunder. In 2022 and 2023, the Firm corrected the advisory fees to be charged to the accounts and issued payments for the overcharged advisory fees, plus interest, to the affected accountholders. Without admitting or denying the findings, the Firm consented to a settlement that included a cease-and-desist order, censure, and civil money penalty of $35,000,000.

SEC SETTLEMENT On August 8, 2023, the SEC entered into a settlement order (the "Order") with Wells Fargo Securities, LLC, Wells Fargo Clearing Services, LLC, and Wells Fargo Advisors Financial Network, LLC (collectively "Wells Fargo"), in connection with the broker-dealer off-channel communications initiative, which alleged that Wells Fargo failed to (1) maintain and preserve Off-Channel communications related to the business of the broker-dealers operated by Wells Fargo, in willful violation of section 17(a) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 17a-4(b)(4) thereunder; and (2) reasonably supervise their personnel with a view to preventing or detecting certain of their employees' aiding and abetting violations of Section 17(a) of the Exchange Act and Rule 17a-4(b)(4) thereunder, within the meaning of Section 15(b)(4)(e) of the Exchange Act. Wells Fargo admitted to the facts in the Order, acknowledged their conduct violated the federal securities laws and agreed to: (a) cease and desist from committing or causing any violations or any future violations of section 17(a) of the Exchange Act and Rule 17a-4 thereunder, (b) be censured, (c) pay a civil monetary penalty in the amount of $125,000,000, and (d) comply with certain undertakings related to retention of electronic communications. The civil monetary penalty was paid in accordance with the terms of the Order.

NOTE: In addition to the above matters, certain of Wells Fargo & Company's affiliates, including Wells Fargo Clearing Services, LLC (formerly Wells Fargo Advisors, LLC), Wells Fargo Securities, LLC, Wells Fargo Advisors Financial Network, LLC and First Clearing, LLC, have been involved in a number of civil proceedings and regulatory actions which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violations of federal or state securities laws. Such proceedings are reported and summarized in each entity's Form BD as filed with the Securities and Exchange Commission and in other regulatory reports, which descriptions are hereby incorporated by reference.

FINRA SETTLEMENT On January 19, 2024, FINRA announced a settlement with Wells Fargo Securities LLC ("WFS") concerning allegations that WFS violated Securities Exchange Act Rule 10b-10 and FINRA Rule 2232 by failing to disclose on trade confirmations sent to certain institutional customers that the prices reported for orders effected via multiple executions were average prices, and FINRA Rule 3110 by failing to reasonably supervise its compliance with trade confirmation requirements. Without admitting or denying the findings, Wells Fargo accepted a censure and agreed to pay a $425,000 fine.

FINRA AND SEC SETTLEMENTS Wells Fargo Clearing Services, LLC ("Wells Fargo") self-reported to the Financial Industry Regulatory Authority ("FINRA") that its Electronic Blue Sheets ("EBS") were inaccurate due to faulty coding that resulted in EBS data fields not populating correctly. EBS are submitted to both FINRA and the Securities and Exchange Commission ("SEC") when requested. EBS submissions contain both trading and account holder information and enable regulatory agencies to analyze a firm's trading activity. Failure to provide complete, accurate, and timely data files impairs the regulators' ability to identify individuals engaging in insider trading schemes and other fraudulent activity. Wells Fargo completed its internal review in April 2019, identified five issues with its EBS coding that resulted in inaccuracies in Wells Fargo's EBS submissions, and self-reported the issues to FINRA. Subsequently, FINRA and Wells Fargo identified six additional issues related to inaccurate EBS data reporting. In the first quarter of 2023, Wells Fargo provided FINRA and the SEC with an independent consultant's report that concluded that Wells Fargo's EBS submissions contained errors impacting approximately 46,000,000 transactions between January 2013 and June 2022. Wells Fargo completed re-submission of its impacted EBS submissions in April 2024. In December 2024, Wells Fargo formally settled these matters with the SEC and FINRA for a total of $1,800,000 ($900,000 each). The SEC Consent Order recites the following: "As a result of its inaccurate and/or incomplete EBS submissions to the Commission, Respondent violated the recordkeeping and reporting requirements of Section 17(a)(1) of the Exchange Act and Rules 17a-4(j) and 17a-25 thereunder." The settlement was made public on December 20, 2024. The payment has been made, and this matter has concluded.

FINRA SETTLEMENT In December 2022, Wells Fargo Securities, LLC ("Wells Fargo") received a request for information from the Financial Industry Regulatory Authority ("FINRA") regarding an investigation of possible violations of requirements for recordkeeping and reporting of options orders that were manually entered or routed by Wells Fargo. Wells Fargo completed its response to FINRA's request for documents and information in November 2023. In November 2024, Wells Fargo and FINRA agreed to settle this matter for a $250,000 fine. The settlements included a finding of violation of Section 17(a) of the

Securities Exchange Act of 1934 and Rule 17a-3 (books and records) thereunder. The payment has been made, and this matter has concluded.

SEC SETTLEMENT The Securities and Exchange Commission ("SEC") was investigating the disclosures and practices of Wells Fargo Clearing Services, LLC, and Wells Fargo Advisors Financial Network, LLC ("Wells Fargo Advisors") related to cash sweep options and programs in advisory accounts from 2017 to the present. In January 2025, Wells Fargo Advisors settled the SEC investigation for $35,000,000 on the basis of certain policy and procedure deficiencies related to its sweep program. Violations of the Investment Advisers Act § 206(4) and Rule 206(4)-7 promulgated thereunder were found. The payment has been made, and this matter has concluded.

FINRA SETTLEMENT The Financial Industry Regulatory Authority ("FINRA") initiated an inquiry into Wells Fargo Clearing Services, LLC's ("Wells Fargo") notification process for informing insurance companies that a financial advisor ("FA") is no longer associated with Wells Fargo. While Wells Fargo had a standard procedure in place to notify insurance companies, certain FAs were inadvertently excluded from the report sent to the insurance carriers due to a coding issue. Insurance Licensing opened a Shared Risk Platform issue which was successfully resolved and closed in July 2023. Although Wells Fargo promptly corrected the error upon discovery, it is possible that the error affected approximately 241 FAs over the course of eight years. In May 2025, Wells Fargo settled with FINRA and agreed to pay a $150,000 penalty. The settlement resulted in a finding that Rule 30(a) of Regulation S-P of the Securities Exchange Act of 1934 was violated. The payment has been made, and this matter has concluded.